Exhibit 99.1

BeyondSpring Announces Second Quarter 2021 Financial Results and Provides a Corporate Update

- Management to host a call today at 8:00 am ET

NEW YORK, Sept. 10, 2021 – BeyondSpring Inc. (the “Company” or “BeyondSpring”) (NASDAQ: BYSI), a global biopharmaceutical company focused on the development of innovative cancer therapies, today announced its financial results for the second quarter ended June 30, 2021 and provided an update on recent corporate events.

“We had a very productive first half of 2021. Importantly, we were thrilled to announce positive data from our registrational trial of plinabulin in 2nd/3rd line NSCLC, which showed significant improvement in overall survival, especially the doubling of 2-year and 3-year survival in the plinabulin and docetaxel arm vs. docetaxel alone. This underscores plinabulin’s immune durable anti-cancer benefit, which could be the gateway for its development in multiple cancer indication in triple IO combos. With the significant survival benefit and significant reduction in severe neutropenia of chemotherapy, we expect that plinabulin’s optimum profile for patient’s need is just beginning to be revealed.  These data set the stage for multiple near-term catalysts over the next 6-12 months,” said Dr. Lan Huang, co-founder, chairwoman and chief executive officer of BeyondSpring.

“Our commercial teams are very busy preparing for the potential near-term commercial launch of plinabulin in our first indication in the U.S. At the same time, we have strategically positioned plinabulin for commercial success in Greater China by partnering with Hengrui, the leading oncology R&D and commercial company in China with great synergy in its pipeline with plinabulin. We believe we are truly on the cusp of unlocking the tremendous potential of plinabulin to help many patients in need,” Dr. Huang continued.

Recent Clinical and Corporate Highlights

●

DUBLIN-3 Study (2nd/3rd line NSCLC - EGFR wild type, a global, single-blinded randomized active controlled registrational study, Plinabulin + Docetaxel vs. Docetaxel alone, primary endpoint: Overall Survival):

Announced positive topline results of plinabulin in combination with docetaxel for the treatment of 2nd/3rd line non-small cell lung cancer (NSCLC) with EGFR wild type.

o	The data showed that, compared to docetaxel alone, the combination met the primary endpoint of increasing overall survival (mean OS, p=0.03; OS log-rank, p<0.04).

o

It also met key secondary endpoints, including significantly improving ORR, PFS, and 24- and 36-month OS (double OS rate vs. docetaxel) rates, and significant reduction in the incidence of Grade 4 neutropenia.

o	OS rate for 48 months is at 10.6% for plinabulin + docetaxel vs. 0% for docetaxel alone.

●	Greater China Partnership on Plinabulin with Hengrui, leading R&D and commercialization company in oncology products in China:

Announced an exclusive commercialization and co-development agreement between Jiangsu Hengrui Pharmaceuticals Co., Ltd. (or “Hengrui”) and Wanchunbulin, BeyondSpring’s China subsidiary, for plinabulin in Greater China, the key terms of which are outlined below:

o	The NDA filing for plinabulin in China has been accepted with Priority Review for prevention of CIN.

o	Hengrui receives exclusive commercialization and co-development rights to plinabulin in all indications in Greater China.

o	BeyondSpring retains global rights outside of Greater China.

o

Wanchunbulin retains manufacturing rights and is entitled to receive the full amount of sales proceeds, and will pay Hengrui a pre-determined percentage of the net sales of plinabulin in Greater China.

o	Wanchunbulin to receive up to 1.3B RMB (est. US$200M), including an upfront payment of 200M RMB (est. US$30M) and regulatory and sales milestones of up to 1.1B RMB (est. US$170M).

o	Hengrui to pay all commercialization costs, and will pay 50% of clinical development costs for future indications after CIN and NSCLC.

o	Hengrui will make an equity investment of 100M RMB (est. US$15M) into Wanchunbulin at a pre-money valuation of 3.6B RMB (est. US$560M).

●	Plinabulin Triple IO combo in severe cancer indications (Phase 1 and phase 2 IIT Studies):

o

SCLC phase 1 data (plinabulin + Nivolumab + Ipilimumab) presented at ASCO (patients from US sites): 46% ORR for all 2nd/3rd line patients, and 43% for PD-L1 inhibitor failed patients (with long duration of treatment as long as 18 months).

o

Patients with 7 solid tumor types that failed PD-1/PD-L1 inhibitor at MD Anderson: first patient enrolled in June 2021. These 7 cancers include bladder cancer, melanoma, Merkel cell cancer, MSI-H Cancers (of any histology), NSCLC, renal cell cancer, and SCLC.

●	Added Board Member to strengthen commercial readiness for plinabulin

Strengthened its Board of Directors with the addition of Mr. Brendan Delaney, bringing significant expertise in commercial oncology drug launches.

o

Mr. Delaney currently serves as the Chief Commercial Officer of Constellation Pharma. Prior to this, he was the Chief Commercial Officer of Immunomedics, where he led the buildout of the marketing, sales, market access, and commercial operations teams.

Upcoming Milestones

●	September 20, 2021: ESMO Late-breaking oral presentation on DUBLIN-3

●	November 30, 2021: PDUFA date for plinabulin in CIN prevention

●	1H 2022: NDA Submission for plinabulin in NSCLC

●	2022: (Big Ten Cancer Research Consortium, Investigator Initiated study): Phase 2 Data expected in plinabulin + nivolumab + ipilimumab in checkpoint inhibitor-resistant SCLC.

●	2022: (MD Anderson investigator led study): Phase 1 Data expected in plinabulin + PD-1/PD-L1 inhibitors + radiation in patients with seven cancer types that failed PD-1/PD-L1.

Second Quarter Financial Results

●

Research and development (“R&D”) expenses were $11.3 million for the quarter ended June 30, 2021, compared to $11.0 million for the quarter ended June 30, 2020. The increase was primarily due to higher personnel and non-cash stock-based compensation expenses, which were partially offset by lower clinical development expenses.

●

General and administrative (“G&A”) expenses were $9.0 million for the quarter ended June 30, 2021, compared to $2.6 million for the quarter ended June 30, 2020. The $6.4 million increase was primarily due to higher personnel costs, non-cash stock-based compensation expense, and costs associated with plinabulin pre-commercialization activities.

●	Net loss attributable to the Company was $19.3 million for the quarter ended June 30, 2021, compared to $12.8 million for the quarter ended June 30, 2020.

●

As of June 30, 2021, the Company had cash, cash equivalents, and short-term investments of $76.3 million. The Company believes it has sufficient cash to support its ongoing clinical programs over the next year, including its immuno-oncology pipeline, and to prepare for a potential launch of plinabulin in CIN in early 2022.

Year-to-Date Financial Results

●

R&D expenses were $22.6 million for the six-month period ended June 30, 2021, compared to $24.7 million for the six-month period ended June 30, 2020.  The $2.1 million decrease was primarily due to lower clinical development, regulatory and non-cash stock-based compensation expenses that were partially offset by higher personnel costs.

●

G&A expenses were $15.4 million for the six-month period ended June 30, 2021, compared to $5.5 million for the six-month period ended June 30, 2020. The $9.9 million increase was primarily due to higher personnel costs, non-cash stock-based compensation expense, as well as costs associated with plinabulin pre-commercialization activities.

●	Net loss attributable to the Company was $36.3 million for the six-month period ended June 30, 2021, compared to $28.8 million for the six-month period ended June 30, 2020.

Second Quarter 2021 Results Conference Call and Webcast Details

The management of BeyondSpring will host a conference call and webcast for the investment community today, September 10, 2021, at 8:00 am ET. The conference call can be accessed by dialing 877-451-6152 (U.S. and Canada) or +1-201-389-0879 (International). The passcode for the conference call is 13722968 To access the live webcast or subsequent archived recording, click here or visit the “investors” section of the BeyondSpring website at www.beyondspringpharma.com. The webcast will be recorded and available for replay on the company’s website for 90 days.

About BeyondSpring

Headquartered in New York City, BeyondSpring is a global biopharmaceutical company focused on developing innovative cancer therapies to improve clinical outcomes for patients who have high unmet medical needs. BeyondSpring’s first-in-class lead asset plinabulin, is being developed as a “pipeline in a drug” in various cancer indications as direct anti-cancer agent and to prevent chemotherapy induced neutropenia (CIN). Plinabulin and G-CSF combination has filed for approval and has received breakthrough designation and Priority Review in the U.S. and China for the prevention of CIN with a PDUFA date of November 30, 2021, in the U.S.  In DUBLIN-3 study, a global, randomized, active controlled Phase 3 study, plinabulin and docetaxel combination has met the primary endpoint of extending overall survival compared to docetaxel alone, in 2nd/3rd line NSCLC (EGFR wild type).  Additionally, it is being broadly studied in combination with various immuno-oncology regimens that could boost the efficacy of PD-1/PD-L1 antibodies in seven different cancers. In addition to plinabulin, BeyondSpring’s extensive pipeline includes three pre-clinical immuno-oncology assets and a subsidiary, SEED Therapeutics, which is leveraging a proprietary targeted protein degradation drug discovery platform.

Cautionary Note Regarding Forward-Looking Statements
This press release includes forward-looking statements that are not historical facts. Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are based on BeyondSpring’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, difficulties raising the anticipated amount needed to finance the Company’s future operations on terms acceptable to the Company, if at all, unexpected results of clinical trials, delays or denial in regulatory approval process, results that do not meet our expectations regarding the potential safety, the ultimate efficacy or clinical utility of our product candidates, increased competition in the market, and other risks described in BeyondSpring’s most recent Form 20-F on file with the U.S. Securities and Exchange Commission. All forward-looking statements made herein speak only as of the date of this release and BeyondSpring undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Investor Contact:

Ashley R. Robinson
LifeSci Advisors, LLC
+1 617-430-7577
arr@lifesciadvisors.com

Media Contact:

Darren Opland, Ph.D.

LifeSci Communications

+1 646-627-8387

darren@lifescicomms.com

BEYONDSPRING INC.

AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2020 AND

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2021

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		December 31,	June 30,
	Note	2020	2021
		$	$

Assets
Current assets:
Cash and cash equivalents		109,537	51,306
Short-term investments		-	25,000
Advances to suppliers		3,505	2,255
Prepaid expenses and other current assets		358	1,281
Total current assets		113,400	79,842

Noncurrent assets:
Property and equipment, net	4	184	169
Operating lease right-of-use assets		2,174	1,127
Other noncurrent assets		1,280	1,396
Total noncurrent assets		3,638	2,692

Total assets		117,038	82,534

Liabilities, mezzanine equity and equity
Current liabilities:
Accounts payable		2,216	2,153
Accrued expenses		5,607	7,212
Current portion of operating lease liabilities		787	486
Deferred revenue	3	1,350	1,350
Long-term loans, current portion	5	-	2,184
Other current liabilities	12	3,806	3,186
Total current liabilities		13,766	16,571

Noncurrent liabilities:
Long-term loans, noncurrent portion	5	2,167	-
Operating lease liabilities		1,359	578
Deferred revenue	3	7,925	7,249
Other noncurrent liabilities		-	341
Total noncurrent liabilities		11,451	8,168

Total liabilities		25,217	24,739

Commitments and contingencies	15

Mezzanine equity
Contingently redeemable noncontrolling interests	14	5,196	5,258

Equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 39,141,913 and 39,115,208 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	8	4	4
Additional paid-in capital	8	366,451	369,784
Accumulated deficit	8	(277,818)	(314,114)
Accumulated other comprehensive loss	8	(297)	(366)

Total BeyondSpring Inc.’s shareholders’ equity		88,340	55,308
Noncontrolling interests	8	(1,715)	(2,771)
Total equity		86,625	52,537

Total liabilities, mezzanine equity and equity		117,038	82,534

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2021

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

		Three months ended June 30,		Six months ended June 30,
	Note	2020	2021	2020	2021
		$	$	$	$

Revenue	3	-	338	-	676

Operating expenses
Research and development		(11,028)	(11,332)	(24,732)	(22,643)
General and administrative		(2,589)	(8,985)	(5,517)	(15,432)

Loss from operations		(13,617)	(19,979)	(30,249)	(37,399)
Foreign exchange gain (loss), net		9	75	(65)	44
Interest income		28	29	92	61
Interest expense		(21)	(22)	(42)	(46)
Other income		2	3	3	3

Loss before income tax		(13,599)	(19,894)	(30,261)	(37,337)
Income tax benefit	7	-	-	-	-

Net loss		(13,599)	(19,894)	(30,261)	(37,337)
Less: Net loss attributable to noncontrolling interests		(846)	(586)	(1,424)	(1,041)
Net loss attributable to BeyondSpring Inc.		(12,753)	(19,308)	(28,837)	(36,296)

Net loss per share
Basic and diluted	11	(0.46)	(0.49)	(1.04)	(0.93)
Weighted-average shares outstanding
Basic and diluted	11	27,921,026	39,010,855	27,826,737	39,007,749

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment gain (loss)		(2)	(148)	51	(75)

Comprehensive loss		(13,601)	(20,042)	(30,210)	(37,412)
Less: Comprehensive loss attributable to noncontrolling interests		(848)	(615)	(1,430)	(1,047)

Comprehensive loss attributable to BeyondSpring Inc.		(12,753)	(19,427)	(28,780)	(36,365)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021

(Amounts in thousands of U.S. Dollars (“$”))

		Six months ended June 30,
	Note	2020	2021
		$	$
Cash flows from operating activities:
Net loss		(30,261)	(37,337)
Adjustments to reconcile net loss to cash used in operating activities:
Share-based compensation	13	4,306	3,548
Depreciation expenses	4	32	37
Non-cash operating lease expense		296	222
Loss on derecognition of right-of-use assets		-	22
Changes in assets and liabilities:
Advances to suppliers		189	1,250
Prepaid expenses and other current assets		(115)	(923)
Other noncurrent assets		(142)	(116)
Accounts payable		(590)	(63)
Accrued expenses		1,326	1,643
Operating lease liabilities		(300)	(279)
Other current liabilities		(65)	(702)
Deferred revenue		-	(676)
Other noncurrent liabilities		-	222
Net cash used in operating activities		(25,324)	(33,152)

Cash flows from investing activities:
Acquisitions of property and equipment		(17)	(22)
Purchase of short-term investments	2	-	(25,000)
Net cash used in investing activities		(17)	(25,022)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of underwriting discounts and commissions		26,938	-
Proceeds from exercise of share options		-	83
Payments of offering costs		(147)	(44)
Payments of issuance costs of contingently redeemable noncontrolling interests		-	(38)
Proceeds from loans	5	635	-
Proceeds from related party borrowings	6	32	-
Net cash provided by financing activities		27,458	1

Effect of foreign exchange rate changes, net		30	(58)

Net increase (decrease) in cash and cash equivalents		2,147	(58,231)
Cash and cash equivalents at beginning of period		35,933	109,537
Cash and cash equivalents at end of period		38,080	51,306

Supplemental disclosures of cash flow information
Interest paid		41	43
Interest received		147	56

Non-cash activities:
Operating right-of-use assets obtained (released) in exchange for operating lease liabilities		222	(803)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation

BeyondSpring Inc. (the “Company”) was incorporated in the Cayman Islands on November 21, 2014. The Company and its subsidiaries (collectively, the “Group”) are principally engaged in clinical stage biopharmaceutical activities focusing on the development of innovative cancer therapies. The Company is under the control of Mr. Linqing Jia and Dr. Lan Huang as a couple (collectively, the “Founders”) since its incorporation.

As of June 30, 2021, the subsidiaries of the Company are as follows:

			Percentage of
		Date of	ownership by the	Principal
Name of company	Place of incorporation	incorporation	Company	activities
BeyondSpring
Pharmaceuticals Inc.	Delaware,
(“BeyondSpring US ”)	United States of America (“U.S.”)	June 18, 2013	100%	Clinical trial activities

BeyondSpring Ltd.	The British Virgin Islands (“BVI”)	December 3, 2014	100%	Holding company

BeyondSpring (HK) Limited
(“BeyondSpring HK”)	Hong Kong	January 13, 2015	100%	Holding company

Wanchun Biotechnology
Limited (“BVI Biotech”)	BVI	April 1, 2015	100%	Holding company

Wanchun Biotechnology
(Shenzhen) Ltd.	The People’s Republic of China
(“Wanchun Shenzhen”)	(“PRC”)	April 23, 2015	100%	Holding company

Dalian Wanchunbulin
Pharmaceuticals Ltd.
(“Wanchunbulin”)	PRC	May 6, 2015	58.0%	Clinical trial activities

BeyondSpring Pharmaceuticals
Australia PTY Ltd.
(“BeyondSpring Australia”)	Australia	March 3, 2016	100%	Clinical trial activities

Beijing Wanchun Pharmaceutical
Technology Ltd.
(“Beijing Wanchun”)	PRC	May 21, 2018	58.0%	Holding company

SEED Therapeutics Inc.				Pre-clinical development
(“SEED”)	BVI	June 25, 2019	59.0%	activities

SEED Technology Limited
(“SEED Technology”)	BVI	December 9, 2019	58.0%	Holding company

SEED Therapeutics US, Inc.				Pre-clinical development
(“SEED US”)	Delaware, U.S.	November 25, 2020	59.0%	activities

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

1.	Nature of the business and basis of preparation (continued)

The accompanying unaudited interim condensed consolidated balance sheet as of June 30, 2021, the unaudited interim condensed consolidated statements of comprehensive loss for the three and six months ended June 30, 2020 and 2021, the cash flows for the six months ended June 30, 2020 and 2021, and the related footnote disclosures are unaudited. These unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2020. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the three and six months ended June 30, 2021 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2021. The consolidated balance sheet as of December 31, 2020 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020.

2.	Summary of significant accounting policies

Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Going concern

According to Accounting Standards Codification (“ASC”) 205-40, Presentation of Financial Statements - Going Concern (“ASC 205-40”), management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The Company has incurred operating losses and negative cash flows from operations since inception. To date, the Company has no product revenue and management expects accumulated losses to increase for the foreseeable future and has primarily funded these losses through equity financings. The Company incurred a net loss of $37,337 for the six months ended June 30, 2021 and has an accumulated deficit of $314,114 as of June 30, 2021. Net cash used in operations was approximately $33,152 for the six months ended June 30, 2021. As of June 30, 2021, the Company had $63,271 net current assets and $51,306 cash and cash equivalents on hand.

Based on the Company’s cash and cash equivalents on hand on June 30, 2021, management does not believe that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the date these financial statements are issued. These financial statements have been prepared on a going concern basis.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the period. Areas where management uses subjective judgment include, but are not limited to, share-based compensation, clinical trial accruals, valuation allowance for deferred tax assets, estimating uncertain tax positions, measurement of right-of-use assets and lease liabilities, fair value of financial instruments and estimating of useful life for property and equipment. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Short-term investments

All liquid investments with an original maturity greater than three months but less than one year are considered to be short-term investments. As of June 30, 2021, the short-term investments are time deposits.

Fair value measurements

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2—Other inputs that are directly or indirectly observable in the marketplace.

•	Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial instruments of the Company primarily include cash and cash equivalents, short-term investments, accounts payable, contingently redeemable noncontrolling interests, forward liability and loans. The contingently redeemable noncontrolling interests were initially recorded at issuance price net of issuance costs. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the contingently redeemable noncontrolling interests to equal the redemption value at the end of each reporting period. The Company measures its forward liability at fair value on a recurring basis. As of December 31, 2020 and June 30, 2021, the fair values of cash and cash equivalents, short-term investments, accounts payable, and current portion of long-term loans approximated their carrying values due to their short-term nature.

As of December 31, 2020, the total carrying amount of the non-current portion of long-term loans was $2,167, compared with an estimated fair value of $2,136. The fair value of the long-term loans is estimated by discounting cash flows using interest rates currently available for debts with similar terms and maturities (Level 2 fair value measurement).

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

2.	Summary of significant accounting policies (continued)

Fair value measurements (continued)

Liabilities measured at fair value on a recurring basis as of December 31, 2020 and June 30, 2021 are summarized below:

		Fair value measurement
Recurring fair value measurement	Total Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	$	$	$	$

As of December 31, 2020 (audited)
Forward liability (Note 3)	278	-	-	278
As of June 30, 2021 (unaudited)
Forward liability (Note 3)	278	-	-	278

The Company determined the fair value of the forward liability with the assistance of an independent third-party valuation firm. The fair value of the forward liability is estimated by a discounted cash flow model considering the fair value of the underlying security at December 31, 2020 and June 30, 2021 and the agreed upon future issuance price per contract. For the three and six months ended June 30, 2021, the fair value change of the forward liability was not material.

The following table represents the assumptions used to estimate the fair value of the forward liability:

	Valuation technique	Unobservable inputs	Range
Forward liability	Discounted cash flow	Fair value of underlying security	2.65

The following table presents a reconciliation of the liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period presented.

Forward liability
$

Balance as of December 31, 2020 (audited)	278
Gains or losses from changes in fair value	-

Balance as of June 30, 2021 (unaudited)	278

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

3.	Collaboration revenue

On November 12, 2020, the Company’s subsidiary, SEED, entered into a research collaboration and license agreement (the “Collaboration Agreement”) with Eli Lilly and Company (“Lilly”). Under the Collaboration Agreement, SEED controls certain rights to intellectual property and other materials related to a platform technology for ubiquitin ligase agonist screening (the “Ub Platform Technology”), and Lilly and SEED shall use commercially reasonable efforts to conduct a research and development program to generate, identify and/or optimize active compounds (“Lilly Compounds”) directed against no more than three targets selected by Lilly (“Lilly Targets”), using the Ub Platform Technology in accordance with the applicable research plans for each of the Lilly Targets.

Under the Collaboration Agreement, Lilly paid SEED an upfront non-refundable fee of $10,000 in November 2020. In addition, SEED will also be eligible to receive up to approximately $780,000 in potential pre-clinical discovery and clinical development, regulatory development milestone payments, as well as commercial milestones and royalty payments based on net sales of products that result from the collaboration. The Collaboration Agreement is within the scope of ASC 808, Collaborative Arrangements (“ASC 808”), as both parties are active participants and are exposed to the risks and rewards dependent on the commercial success of the activities performed under the agreement. The Company further determined the collaboration is reflective of a vendor-customer relationship and therefore within the scope of ASC 606, Revenue from Contracts with Customers (“ASC 606”).

Under ASC 606, the Company determined the license under the Ub Platform Technology is not distinct within the context of the contract because it is used as an input to produce and deliver the combined outputs, i.e., the identification of Lilly Compounds. The Company determined that it has a single performance obligation which is the stand ready obligation to provide the research and development services to Lilly throughout the shorter of the period up to the completion of research and development activities under the research plans for three Lilly Targets or the contract period of 7 years. Transaction price allocated to the research and development services is recognized as revenue over time on a straight-line basis because the customer simultaneously receives and consumes the benefits as the Company performs throughout a fixed term. The preclinical discovery, clinical and regulatory development milestone payments were fully constrained at contract inception, and are not included in the transaction price.

In connection with the Collaboration Agreement, the Company and SEED Technology (collectively, the “BYSI Entities”) transferred certain contracts, know-how, materials and equipment, and documents related to a proprietary technology platform to SEED for 9,631,941 Series A-1 convertible preferred shares (the “Series A-1 Preferred Shares”) of SEED. In addition, SEED, BYSI entities, and Lilly entered into share purchase agreements pursuant to which SEED issued an aggregate of 1,194,030 shares of its Series A-1 Preferred Shares to BYSI Entities, and 1,990,000 shares of its Series A-2 convertible redeemable preferred shares (the “Series A-2 Preferred Shares”, collectively with Series A-1 Preferred Shares, the “Preferred Shares”) to Lilly, each at a cash purchase price of $2.5125 per share. Series A-2 Preferred Shares were recorded as contingently redeemable noncontrolling interests in mezzanine equity (Note 14). Pursuant to the share purchase agreement (the “A2 SPA”) entered into between SEED and Lilly, SEED also agreed to sell and issue to Lilly an additional 1,990,000 Series A-2 Preferred Shares, at a cash purchase price of $2.5125 per share upon the fulfillment, prior to November 12, 2022, of certain conditions under the terms of the A2 SPA (the “Forward”). The fair value of the Series A-2 Preferred Shares and Forward at closing was determined by the Company with the assistance of a third party independent valuation firm. The Company used a discounted cash flow model to determine the total equity value of SEED and further adopted the equity allocation model to determine the fair value of the Series A-2 Preferred Shares as of the date of issuance based on the rights and preferences of those shares over the other classes of equity issued by SEED, which is adjusted for a lack of marketability discount because the shares are subject to certain restrictions. The fair value of the Series A-2 Preferred Shares and the Forward on the closing date was determined to be $5,267 and $278, respectively.

The Company recognized collaboration revenue of $338 and $676 related to the Collaboration Agreement for the three and six months ended June 30, 2021, respectively. Revenue recognized was from amounts included in contract liabilities at the beginning of the period.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

4.	Property and equipment, net

Property and equipment consist of the following:

	December 31, 2020	June 30, 2021
	$	$
		(Unaudited)

Office equipment	181	202
Laboratory equipment	121	121
Motor vehicles	24	24
Leasehold improvements	116	117

	442	464
Less: accumulated depreciation	(258)	(295)

Property and equipment, net	184	169

Depreciation expenses for the three and six months ended June 30, 2020 were $17 and $32, respectively. Depreciation expenses for the three and six months ended June 30, 2021 were $20 and $37, respectively.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

5.	Loans

On March 28, 2019, the Company borrowed a three-year term loan with a principal amount of $1,493 (RMB10,000) from China Construction Bank, which bears a floating interest rate benchmarking the RMB loan interest rate of financial institution in the PRC. The loan interest rate is 5.25% as of June 30, 2021. The loan is guaranteed by the shareholder of the Company, Shenzhen Sangel Capital Management Limited Company (“Shenzhen Sangel”) and Mr. Mulong Liu, a shareholder of Shenzhen Sangel. The maturity date of the loan is March 28, 2022.

On May 3, 2020, the Company obtained a two-year term loan with a principal amount of $635 from Citibank, North America (“Citibank”) under a Paycheck Protection Program initiated by U.S. Small Business Administration. The loan bears an annual interest rate of 1% and the maturity date is May 3, 2022. Under the Paycheck Protection Program, the Company is eligible to apply for forgiveness of the loan in an amount equal to the sum of certain qualified costs.

The aggregate contractual maturities of all borrowings due subsequent to June 30, 2021 are as follows:

Maturity dates	Amounts
$
(Unaudited)

Year ending December 31, 2021	-
Year ending December 31, 2022	2,184

Total	2,184

6.	Related party transactions

During the six months ended June 30, 2020, the Company borrowed 60-day interest-free loans totaling of $32 (RMB230) from Dalian Wanchun Biotechnology Co., Ltd. (“Wanchun Biotech”), the noncontrolling shareholder of Wanchunbulin. The above loans were repaid in September 2020.

7.	Income taxes

There is no provision for income taxes because the Company and its subsidiaries were in a cumulative loss position for the six months ended June 30, 2020 and 2021.

The Company recorded a full valuation allowance against deferred tax assets for all periods presented. There were no material changes in unrecognized tax benefits and related interest and penalties for the three and six months ended June 30, 2021. The Company does not anticipate that the amount of existing unrecognized tax benefits will significantly change within the next 12 months.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

8.	Equity

The movement of equity is as follows:

	BeyondSpring Inc.’s shareholders
					Accumulated
			Additional		other		Non
	Ordinary share		paid-in	Accumulated	comprehensive		controlling	Total
	Shares	Amount	capital	deficit	(loss) gain	Subtotal	interests	equity
		$	$	$	$	$	$	$

Balances at January 1, 2021 (audited)	39,141,913	4	366,451	(277,818)	(297)	88,340	(1,715)	86,625
Share-based compensation	2,665	-	3,592	-	-	3,592	(9)	3,583
Forfeited restricted shares	(37,500)	-	(280)	-	-	(280)	-	(280)
Exercise of options	8,130	-	83	-	-	83	-	83
Accretion of contingently redeemable noncontrolling interest	-	-	(62)	-	-	(62)	-	(62)
Foreign currency translation adjustment loss	-	-	-	-	(69)	(69)	(6)	(75)
Net loss	-	-	-	(36,296)	-	(36,296)	(1,041)	(37,337)

Balances at June 30, 2021 (unaudited)	39,115,208	4	369,784	(314,114)	(366)	55,308	(2,771)	52,537

Balances at January 1, 2020 (audited)	27,885,613	3	246,979	(216,845)	140	30,277	854	31,131
Issuance of ordinary shares	2,228,975	-	26,395	-	-	26,395	-	26,395
Share-based compensation	3,293	-	4,244	-	-	4,244	62	4,306
Foreign currency translation adjustment gain (loss)	-	-	-	-	57	57	(6)	51
Net loss	-	-	-	(28,837)	-	(28,837)	(1,424)	(30,261)

Balances at June 30, 2020 (unaudited)	30,117,881	3	277,618	(245,682)	197	32,136	(514)	31,622

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

9.	Restricted net assets

As a result of PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2020 and June 30, 2021, amounts restricted were the net assets of the Company’s PRC subsidiaries, which amounted to nil.

10.	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company’s PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were $21 and $47 for the three and six months ended June 30, 2020 and were $65 and $126 for the three and six months ended June 30, 2021, respectively.

11.	Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2021	2020	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to BeyondSpring Inc.—basic and diluted	$(12,753)	$(19,308)	$(28,837)	$(36,296)

Denominator:
Weighted average number of ordinary shares outstanding—basic and diluted	27,921,026	39,010,855	27,826,737	39,007,749

Net loss per share —basic and diluted	$(0.46)	$(0.49)	$(1.04)	$(0.93)

The effects of unvested restricted shares and share options were excluded from the calculation of diluted loss per share as their effect would have been anti-dilutive during the three and six months ended June 30, 2020 and 2021.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

12.	Supplemental balance sheet information

Other current liabilities consist of the following:

	As of December 31,	As of June 30,
	2020	2021
	$	$
		(Unaudited)

Compensation related	2,222	1,831
Professional services	373	67
Other taxes related	857	915
Forward liability	278	278
Others	76	95

Total	3,806	3,186

13.	Share-based compensation

The Company granted a total of 801,291 and 901,499 share options, and nil and 1,426 restricted shares, respectively, for the three and six months ended June 30, 2021.

The following table summarizes total share-based compensation expense recognized for the three and six months ended June 30, 2020 and 2021:

	Three months ended June 30,		Six months ended June 30,
	2020	2021	2020	2021
	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Research and development	568	899	3,751	907
General and administrative	268	1,527	555	2,641

Total	836	2,426	4,306	3,548

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

14.	Contingently redeemable noncontrolling interests

The Company determined that Series A-2 Preferred Shares issued by SEED are contingently redeemable noncontrolling interests classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of SEED. The Company concluded that the Series A-2 Preferred Shares of SEED are not redeemable currently, but it is probable that they will become redeemable. The Company chose to recognize changes in the redemption value as they occur and adjust the carrying amount of the redeemable noncontrolling interests to equal the redemption value at the end of each reporting period.

The holder of the Series A-2 Preferred Shares of SEED has the ability to convert the instrument into SEED’s ordinary shares. The Company uses the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. The Company evaluated the embedded conversion option in the Series A-2 Preferred Shares of SEED to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features (“BCF”). The conversion option of the Series A-2 Preferred Shares of SEED does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption of the Series A-2 Preferred Shares of SEED does not qualify for bifurcation accounting because the underlying ordinary shares of SEED are not publicly traded nor readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated.

No BCF was recognized for the Series A-2 Preferred Shares of SEED because the fair value per ordinary share of SEED of $0.50 at the commitment date was less than the most favorable conversion price of $2.5125. The Company determined the fair value of SEED’s ordinary shares with the assistance of an independent third party valuation firm.

The Company recorded accretion of $62 for the three and six months ended June 30, 2021. The contingently redeemable noncontrolling interests for the six months ended June 30, 2021 is summarized below:

Contingently redeemable noncontrolling interests
$

Balance as of December 31, 2020 (audited)	5,196
Accretion to redemption value	62

Balance as of June 30, 2021 (unaudited)	5,258

15.	Commitments and contingencies

Legal Proceedings

From time to time, the Company may become involved in legal proceedings or be subject to claims arising in the ordinary course of its business. The Company is not presently a party to any legal proceedings that, if determined adversely to it, would individually or taken together have a material adverse effect on the Company’s business, results of operation, financial condition or cash flows.

BEYONDSPRING INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of U.S. Dollars (“$”) and Renminbi (“RMB”), except for number of shares and per share data)

16.	Subsequent event

On August 25, 2021, the Company’s subsidiary Wanchunbulin entered into a commercialization and co-development agreement with Jiangsu Hengrui Pharmaceuticals Co., Ltd. (“Hengrui”), under which Wanchunbulin will grant Hengrui exclusive rights to commercialize and co-develop the Company’s investigational drug candidate plinabulin in the Greater China markets, including mainland China, Hong Kong, Macau and Taiwan (“Greater China”). In return, Wanchunbulin will receive approximately $30,000 (RMB200,000) of upfront payment and up to approximately $170,000 (RMB1,100,000) of regulatory and sales milestone payments from Hengrui. In addition, Wanchunbulin will retain the manufacturing rights of plinabulin and is entitled to receive the full amount of sales proceeds, and will pay Hengrui a pre-determined percentage of the net sales of plinabulin in Greater China for the commercialization.

In connection with the commercialization and co-development agreement, Wanchunbulin also entered into an investment agreement with Hengrui, under which Hengrui will obtain at least 2.5% of equity interests in Wanchunbulin for cash consideration of approximately $15,000 (RMB100,000).